UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT

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Advanced Energy Industries, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	000-26966	84-0846841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1625 Sharp Point Drive, Fort Collins, Colorado	80525
(Address of principal executive offices)	(Zip Code)

Thomas O. McGimpsey (970) 221-4670
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Advanced Energy Industries, Inc. (the “Company”) manufactures or contracts to manufacture products that may contain “conflict minerals” as defined in paragraph (d)(3) of Item 1.01 of the Specialized Disclosure Report on Form SD. As these conflict minerals are necessary to the functionality or production of the Company’s products, the Company has conducted a reasonable country of origin inquiry regarding its conflict minerals that was designed to determine whether any of its conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01).

The Company's reasonable country of origin inquiry and due diligence processes are described in the Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018 attached hereto as Exhibit 1.01.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at     https://www.advancedenergy.com/globalassets/non-resource-library-assets/sds-documents/conflict-minerals-report.pdf.
Item 1.02 Exhibits

The Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Energy Industries, Inc.

/s/ Thomas O. McGimpsey
Date: May 31, 2019	Thomas O. McGimpsey
Executive Vice President, General Counsel & Corporate Secretary